Exhibit 12.1

Earnings to Fixed Charges


                                       2002      2003      2004
Earnings:
Income before taxes                   (3990)    25534      40691
Interest                              49254     45413      53185
Interest portion of rental expense     3254      3739       4960
                                      -----     -----     ------
                                      48518     74686      98836

Fixed Charges:
Interest                              49254     45413      53185
Interest capitalized                   (844)     (860)     (1120)
Interest portion of rental expense     3254      3739       4960
                                      -----     -----     ------
                                      51664     48292      57025

Ratio                               .939106  1.546554   1.733209

Shortfall (overage)                    3146    (26394)    (41811)